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                                                                    EXHIBIT 99.3

Satyam Computer Services limited

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Reconciliation of Indian GAAP profit to US GAAP                                                In thousands US $
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                                                                  Quarter ended                 Year ended
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                                                           March -2002     March -2001   March -2002  March -2001
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
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Profit as per the Indian GAAP Financial Statements                15,305        23,890        94,373   106,495
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Add / (Deduct) :
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 1. Loss of Subsidiaries and Joint Ventures                       (4,804)      (14,065)      (86,219)  (45,048)
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 2. Deferred Stock Compensation Charge                            (2,001)       (5,283)      (10,479)  (44,219)
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 3. Amortization and Impairment of Goodwill                       (1,058)       (1,104)       (4,311)   (4,500)
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 4. Other Income taken as income under USGAAP                          0             0        35,156   (37,481)
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 5. Charge off of put options issued to TRW, Inc.                 (5,696)         (951)      (10,144)   (2,685)
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 6. Others, net                                                    1,050        (1,020)         (867)     (474)
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 7. Provision not reqired under US GAAP                            8,383             0         8,383         0
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Net Income / (Loss) as per USGAAP Financial Statements            11,179         1,467        25,892   (27,912)
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Net Income / (Loss) as per US GAAP excluding amortization
& impairment of goodwill, deferred stock compensation
charge, gain on sale of shares of Satyam Infoway Ltd. to
GSIC and charge off of put option of TRW, Inc.                    19,958        12,984        78,022    37,427
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Satyam Computer Services Limited
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Consolidated Balance Sheet
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(Thousands of US Dollars except per share data and as stated otherwise)
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                                                                          March 31, 2002    March 31, 2001
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                                                                             (Audited)        (Audited)
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
Assets
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Current assets
Cash & cash equivalents                                                     $    243,454     $     66,068
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Accounts receivable, net of allowance for doubtful debts                          88,209           92,564
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Unbilled revenue on contracts                                                      3,860            4,676
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Inventory                                                                            725            2,350
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Deferred taxes on income                                                           3,151              966
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Prepaid expenses and other receivables, net of allowances                         13,439           22,556
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Total current assets                                                             352,838          189,180
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Property, plant & equipment, net                                                 123,507          133,231
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Goodwill and Intangible assets, net                                               14,697          109,995
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Investments                                                                        3,423            2,708
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Investment in associate companies                                                 10,735           33,989
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Other assets                                                                      10,302           11,996
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                    Total assets                                            $    515,502     $    481,099
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Liabilities and Stockholders' equity
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Current liabilities
Short-term and current portion of long-term debts                           $      4,551     $     40,575
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Accounts payable                                                                  11,077           13,780
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Accrued expenses and other liabilities                                            39,740           33,908
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Unearned and deferred revenue                                                      3,079            4,132
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Total current liabilities                                                         58,447           92,395
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Long-term debts                                                                    2,712            9,625
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Deferred taxes on income                                                          36,682           36,777
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Excess of amounts received over investment in Infoway,                                 -           35,156
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Other non-current liabilities                                                     16,935            5,408
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Total Liabilities                                                                114,776          179,361
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Minority Interest                                                                 30,884          107,043

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Stockholders' equity
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Common stock                                                                      17,144           15,726
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Additional paid-in capital                                                       405,530          253,409
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Deferred Compensation                                                             (2,511)         (11,787)
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Retained earnings (deficits)                                                      (9,996)         (29,456)
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Other comprehensive income (loss)                                                (36,727)         (21,659)
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                                                                                 373,440          206,233
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Shares held by SC-Trust under employee stock option                               (3,598)         (11,538)

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  Total stockholders' equity                                                     369,842          194,695

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Total liabilities and stockholders' equity                                  $    515,502     $    481,099
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Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)

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                                                                      Quarter Ended                    Year ended
                                                              --------------------------------------------------------------
                                                              March 31, 2002  March 31, 2001  March 31, 2002  March 31, 2001
                                                                 (Unaudited)   (Unaudited)      (Audited)       (Audited)
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
Revenues                                                          $ 105,649      $ 97,872       $ 414,491       $ 310,307

Cost of revenues, inclusive of deferred stock
compensation of $1,055 and $5,356 in quarter ended
March 31, 2002 and 2001(unaudited),and $7,212 and
$31,336 in fiscal 2002 and 2001.                                     61,702        58,613         238,996         208,121
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Gross Profit                                                         43,947        39,259         175,495         102,186
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Selling, general and administrative expenses, inclusive of
deferred stock compensation of $734 and $262 in
quarter ended March 31, 2002 and 2001(unaudited), and
$3,582 and $ 14,782 in fiscal 2002 and 2001.                         38,885        34,677         140,896         124,100
Amortization and impairment of goodwill                               1,316         7,425          98,112          24,728
Total operating expenses                                             40,201        42,102         239,008         148,828

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Operating income (loss)                                               3,746        (2,843)        (63,513)        (46,642)
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Interest income                                                         612           199           3,806           5,732
Interest expense                                                        (47)       (1,907)         (2,856)         (9,632)
Gain on sale of shares in Infoway                                         -             -          45,594               -
Other income                                                          4,507         1,210          12,168           6,806
Other expense                                                           250           (18)            (78)           (344)

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Income (loss) before income taxes, minority interest
and equity earnings (losses) of associated
companies                                                             9,068       (3,359)         (4,879)        (44,080)
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Income taxes                                                         (2,518)       (2,261)        (17,234)         (4,137)
Minority Interest                                                     4,916         8,792          73,406          25,772

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Income (loss) before equity in earnings (losses) of
associated companies                                                 11,466         3,172          51,293         (22,445)
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Equity in earnings (losses) of associated companies, net
of taxes                                                               (287)       (1,705)        (25,401)         (5,467)

Net income (loss)                                                  $ 11,179      $  1,467        $ 25,892       $ (27,912)
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Earnings (loss) per share
Basic                                                              $   0.04      $   0.01        $   0.08       $   (0.10)
Diluted                                                                0.03          0.01            0.08           (0.10)
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